1600 – 409 Granville Street, Vancouver, B.C.  CANADA  V6C 1T2

Tel:   (604) 682-2421  Fax:  (604) 682-7576

NOTICE OF CHANGE OF AUDITOR

NATIONAL INSTRUMENT 51-102

TO:

Ontario Securities Commission

British Columbia Securities Commission

Toronto Stock Exchange

BDO Dunwoody LLP

Davidson & Company LLP

TAKE NOTICE THAT:

1.

BDO Dunwoody LLP, Chartered Accountants (“Dunwoody”), former auditor of Cusac Gold Mines Ltd. (the “Company”) has resigned (the “resignation”) at the request of the Company effective February 11, 2008;

2.

the Company has appointed Davidson & Company LLP, Chartered Accountants (“Davidson”), successor auditors in place of Dunwoody, effective February 11, 2008;

3.

the resignation of Dunwoody, and the appointment of Davidson in their place has been approved by the Board of Directors of the Company;

4.

the reason for the resignation of Dunwoody, an auditing firm located in Vancouver, British Columbia, is based on the decision by the Board of Directors of the Company to use Davidson, which is the auditor of Hawthorne Gold Corp. (“Hawthorne”), for consistency of financial reporting and audit processes due to the pending merger between the Company and Hawthorne;

5.

there have been no reservations contained in Dunwoody’s report on the financial statements of the Company for the year ended December 31, 2006; and

6.

there are no reportable events (as defined in 7(e) of National Instrument 51-102).

DATED at Vancouver, British Columbia this 11th day of February, 2008.

By Order of the Board of Directors

Signed:

/s/“David H. Brett”

____________________________

David H. Brett

President and Chief Executive Officer